Exhibit 99.2

IM CANNABIS CORP.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual general meeting (the “Meeting”) of the holders of common shares of IM Cannabis Corp. (the “Company”) will be held at the offices of the Company’s legal counsel, Garfinkle Biderman LLP, located at 1 Adelaide Street East, Suite 801, Toronto, Ontario M5C 2V9 on Wednesday, December 6, 2023 at 10:00 a.m. (Toronto time) for the following purposes:

1.
to receive and consider the consolidated audited financial statements of the Company for the financial years ended December 31, 2022 and 2021 and the auditors’ report thereon (together, the “Annual Financial Statements”);

2.	to fix the number of directors of the Company at five;

3.
to elect the directors of the Company for the ensuing year, as will be more particularly set forth in the accompanying instrument of proxy (the “Instrument of Proxy”) and management information circular dated October 19, 2023 (the “Circular”), each prepared for the purpose of the Meeting;

4.
to re-appoint Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the auditor of the Company until the earlier of the close of the next annual meeting of shareholders or their earlier resignation or replacement, and to authorize board of directors of the Company (the “Board”) to fix the auditors’ remuneration; and

5.	to transact such other business as may properly come before the Meeting or any adjournment thereof.

The specific details of the foregoing matters to be put before the Meeting are set forth in Circular accompanying this Notice of Meeting.

The Board has fixed October 19, 2023 as the record date (the “Record Date”) for the determination of shareholders entitled to notice of and to vote at the Meeting and at any adjournment or postponement thereof. Only shareholders whose names have been entered in the register of shareholders at the close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting.

The Company reserves the right to take any additional measures that it deems necessary or advisable in relation to the Meeting, including changing the time, date or location of the Meeting. Changes to the Meeting time, date or location and/or means of holding the Meeting may be announced by way of press release. Please monitor the Company’s press releases as well as its website at https://investors.imcannabis.com. The Company does not intend to prepare or mail an amended Circular in the event of changes to the Meeting format.

The Company strongly encourages each shareholder to submit an Instrument of Proxy or voting instruction form in advance of the Meeting using one of the methods described below and in the Circular. Registered shareholders should complete, date and sign an Instrument of Proxy in advance of the Meeting and return it in the envelope provided for that purpose to Computershare Trust Company of Canada (“Computershare”), 8th Floor, 100 University Ave, Toronto, Ontario M5J 2Y1, by courier, by mail, by phone at 1-866-732-8683 (Toll Free North America) / 312-588-4290 (International Direct Dial) or by electronic voting through www.investorvote.com in each case by 10:00 a.m. (Toronto time) on December 4, 2023, or in the event of an adjournment or postponement of the Meeting, 48 hours before the time of the adjourned or postponed Meeting (excluding Saturdays, Sundays and holidays). Votes cast electronically are in all respects equivalent to, and will be treated in the exact same manner as, votes cast via a paper Instrument of Proxy. Further details on the electronic voting process are provided in the Instrument of Proxy.

Beneficial shareholders who receive the Meeting materials through their broker or other intermediary should complete and return their Instrument of Proxy or voting information form in accordance with the instructions provided by their broker or intermediary. Shareholders are reminded to review the Circular prior to voting.

The Board has, by resolution, fixed 10:00 a.m. (Toronto time) on December 4, 2023, or in the event of an adjournment or postponement of the Meeting, 48 hours before the time of the adjourned or postponed Meeting (excluding Saturdays, Sundays and holidays), as the time before which Instruments of Proxy to be used or acted upon at the Meeting, or any adjournment or postponement thereof, must be deposited with the Company’s transfer agent and registrar, Computershare. Alternatively, an Instrument of Proxy may be given to the Chair of the Meeting at which the Instrument of Proxy is to be used. Late Instruments of Proxy may be accepted or rejected by the Chair of the Meeting in his or her discretion, and the Chair is under no obligation to accept or reject any particular late Instrument of Proxy.

The Company has elected to use the “notice-and-access” mechanism provided for under National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer to deliver the Meeting materials to non-registered shareholders, including this Notice of Meeting, the Circular, the Annual Financial Statements and accompanying management’s discussion and analysis (the “Annual MD&A”). This means that, rather than receiving paper copies of the Meeting materials in the mail, non-registered Shareholders as of the Record Date will have access to electronic copies of the Meeting materials at https://investors.imcannabis.com and under the Company’s SEDAR+ profile at www.sedarplus.ca. The Meeting materials will remain on the Company’s website for a period of one year. Notice-and-access will not be used for the registered shareholders and registered shareholders will instead receive a paper copy of the Meeting materials and all proxy related materials in the mail.

Non-registered Shareholders as of the Record Date will receive a package in the mail containing information explaining how to access and review the Meeting materials electronically and how to request a paper copy of such materials free of charge, and an Instrument of Proxy or a voting instruction form so that non-registered shareholders can vote their common shares. In addition, the package will include a place to request copies of the Annual Financial Statements, Annual MD&A and a consent for electronic delivery.

Prior to the Meeting and for up to one year thereafter, those non-registered shareholders who wish to receive paper copies of the Meeting materials may request them by calling Toll Free, within North America – 1-877-907-7643 or direct, from Outside of North America – 303-562-9305 (English) and 303-562-9306 (French). If a request for paper copies is received before the Meeting, the Meeting materials will be sent to such non-registered shareholders at no cost within three business days of the request. If a request for paper copies is received on or after the Meeting, and within one year of the Meeting materials being filed, the Meeting materials will be sent to such non-registered shareholders within 10 calendar days after receiving the request. To receive paper copies of the Meeting materials in advance of the proxy deposit deadline, your request should be received no later than November 17, 2023.

DATED at Kibbutz Glil-Yam, Israel, this 19th day of October 2023.

BY ORDER OF THE BOARD “Oren Shuster” Oren Shuster Chief Executive Officer and Director